Exhibit 99.1

July 19, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Department
Telephone number:	+81 (0)3 3829 3210

Notice Regarding Completion of Delisting of American Depositary Receipts from the U.S. NASDAQ Global Market

On June 14, 2019, Pepper Food Service Co., Ltd. (the “Company”) announced that it would delist the Company’s American Depositary Receipts (“ADRs”) from the U.S. NASDAQ Global Market (“NASDAQ”) and that it would submit an application for deregistration with the U.S. Securities and Exchange Commission (“SEC”).

On June 28, 2019 (U.S. Eastern Time), the Company further announced that it has notified NASDAQ of its intention to voluntarily delist the Company’s ADRs, would notify the depositary bank of the termination of the deposit agreement, and announced the anticipated schedule for the upcoming delisting. The Company hereby announces that on July 8, 2019, the Company filed a Form 25 with the SEC to delist from NASDAQ and deregister with the SEC, and the delisting became effective on July 18, 2019 (U.S. Eastern Time).

Date of delisting

July 18, 2019 (U.S. Eastern Time)

Exchange where the Company will continue to be listed

Tokyo Stock Exchange

Schedule for subsequent events (U.S. time)

September 27, 2019 (planned)	File Form 15F with the SEC to end ongoing reporting obligations under the U.S. Securities Exchange Act (the “Exchange Act”) (suspension of ongoing reporting obligations, including under Form 20-F and Form 6-K)

September 30, 2019 (planned)	Termination of the deposit agreement with the depositary bank (termination of ADR program)

October 6, 2019 (planned)	Deregistration with SEC to become effective

December 26, 2019 (planned)	Termination of the Company’s reporting obligations under the Exchange Act to become effective

Note that the schedule above (including anticipated effective dates) may be delayed if the SEC objects, requests an extended review, or for other reasons.

Future plans

The Company’s obligations to provide ongoing disclosure under the Exchange Act, including our Annual Report (Form 20-F), are expected to end on December 26, 2019, 90 days after the Form 15F has been filed with the SEC on September 27, 2019. Although our ongoing disclosure obligation under the Exchange Act is expected to be suspended upon filing the Form 15F for the period between September 27, 2019 and December 26, 2019, we will continue to publish our consolidated financial statements and statutory disclosure documents in Japan on our website in English for the duration of this period only.

It should also be noted that we intend to terminate the ADR program on September 30, 2019, in connection with the delisting and deregistration.

Contact information for inquiries regarding our ADRs

The Bank of New York Mellon – Depositary Receipts (U.S.)

Phone:	1-888-269-2377 (U.S. toll free)
1-201-680-6825 (International)

(Available Monday through Friday, from 9:00 am to 5:00 pm, U.S. Eastern Time)

Website: www.adrbnymellon.com

E-mail: shrrelations@cpushareownerservices.com